UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

UNDER THE SECURITIES ACT OF 1933

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 30, 2021

PATHFINDER ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40074	95-1575384
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1950 University Avenue

Suite 350

Palo Alto, CA 94303

(Address of principal executive offices, including zip code)

(650) 321-4910

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fifth of one redeemable warrant	PFDRU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	PFDR	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PFDRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously disclosed, on July 15, 2021, Pathfinder Acquisition Corporation, a Cayman Islands exempted company (“Pathfinder” or the “Company”), entered into a Business Combination Agreement with ServiceMax, Inc., a Delaware corporation (“ServiceMax”), and Stronghold Merger Sub, Inc., a Cayman Islands exempted company incorporated with limited liability and a wholly owned subsidiary of ServiceMax. On August 11, 2021, Pathfinder, ServiceMax and Serve Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Pathfinder (“Merger Sub”), entered into an Amended and Restated Business Combination Agreement, pursuant to which Merger Sub will be merged with and into ServiceMax, with ServiceMax surviving as a wholly-owned subsidiary of Pathfinder (the “Business Combination”). On August 12, 2021, Pathfinder filed a registration statement on Form S-4 (No. 333-258769) in connection with the Business Combination (as subsequently amended, the “Proxy Statement”). The Proxy Statement was declared effective by the Securities and Exchange Commission (the “SEC”) on November 9, 2021, and Pathfinder commenced mailing the Proxy Statement on November 10, 2021.

Pathfinder has received letters from purported shareholders of the Company claiming certain allegedly material omissions in the Proxy Statement in connection with the transactions contemplated by the Business Combination.

While Pathfinder believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, in order to resolve the shareholders’ disclosure claims so as to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Business Combination, Pathfinder has determined to voluntarily supplement the Proxy Statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Pathfinder specifically denies all allegations that any additional disclosure was or is required. Pathfinder believes the shareholders’ claims are without merit.

The Supplemental Disclosures will not affect the merger consideration to be paid to Pathfinder’s shareholders in connection with the Business Combination or the timing of Pathfinder’s extraordinary general meeting of shareholders scheduled to be held at 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands, KY1-9001, and online via live webcast at https://www.cstproxy.com/pathfinderacquisition/2021 on December 7, 2021 at 10:00 a.m., Eastern Time (the “Extraordinary General Meeting”). The board of directors continues to recommend that you vote “FOR” the proposals being considered at the Extraordinary General Meeting.

Supplemental Disclosures to Proxy Statement

The following information should be read in conjunction with the Proxy Statement. All page references in the information below are to pages in the Proxy Statement, and capitalized terms used in this Current Report on Form 8-K shall have the meanings set forth in the Proxy Statement, unless otherwise defined herein. Underlined text shows text being added to a referenced disclosure in the Proxy Statement.

The Proxy Statement is hereby amended as follows:

Adding the following language to the second full paragraph on page 135:

During this search, Pathfinder, Sponsor, its affiliates and its representatives initiated contact with or were contacted by various representatives and advisors of more than 100 companies (including ServiceMax) with respect to a potential business combination. Pathfinder entered into non-disclosure agreements with 19 of these potential business combination targets, including ServiceMax, for purposes of performing due diligence and evaluating and analyzing these companies as potential business combination targets, and Pathfinder submitted non-binding term sheets to 3 of these potential business combination targets (including ServiceMax) that Pathfinder believed, based on, among other things, its preliminary due diligence and evaluation and the business experience and existing industry knowledge of its directors and officers, were suitable for a potential business combination. The non-disclosure agreements and non-binding term sheets contained customary terms for a special purpose acquisition company and a private company target, including confidentiality provisions and use restrictions for information provided by the target and exceptions to such provisions.

Adding the following language to the first full paragraph on page 137:

On May 20, 2021, Pathfinder submitted a non-binding Letter of Intent for a potential business combination valuing ServiceMax at $1,350 million, with no adjustments, on a pre-transaction equity value basis, and with, among other provisions described below, a minimum cash condition of $150 million. Pathfinder believed this valuation to be an attractive valuation for ServiceMax in light of its evaluation and analysis of ServiceMax to date, based on a variety of factors, including but not limited to, the projections of ServiceMax’s business, the financial attributes of the combined business, including the expected growth of the business, conditions in the market, the positioning of ServiceMax in the market following the Business Combination, the relative value of ServiceMax versus its comparables in the public equity market and qualitative judgments, and based on its experience and professional judgment.

Adding the following language to the first full paragraph on page 139:

On June 8, 2021, representatives of Pathfinder, ServiceMax, and Silver Lake held teleconference meetings with Citi, Deutsche Bank Securities Inc., William Blair & Company, L.L.C., Stifel, Nicolaus & Company, Incorporated and RBC Capital Markets, LLC, placement agents in connection with the Potential PIPE Financing (collectively, the “Placement Agents”) to discuss the timeline for the Potential PIPE Financing and potential investors to target. On June 14, 2021, Pathfinder executed an engagement letter with the Placement Agents, formally engaging the Placement Agents as placement agents in connection with the Potential PIPE Financing. In connection with the consummation of the Business Combination, Deutsche Bank Securities Inc., RBC Capital Markets, LLC and Stifel, Nicolaus & Company will be entitled in the aggregate to approximately $11.4 million deferred underwriting compensation in connection with the Pathfinder’s initial public offering. These fees will be paid at the closing of the Business Combination, and are conditioned upon the successful completion of the Business Combination; if the Business Combination does not close, they will not be entitled to such fees.

Adding the following language to the second full paragraph on page 140:

Between July 3, 2021 and July 15, 2021, in connection with these negotiations, Kirkland & Ellis LLP and Ropes & Gray LLP exchanged multiple drafts of the Company Transaction Support Agreement, the Company Shareholder Transaction Support Agreement, the Registration and Shareholder Rights Agreement and the Sponsor Letter Agreement, each of which was executed on July 15, 2021, concurrently with the execution of the Business Combination Agreement. For further information related to these agreements, please see the section entitled “—Related Agreements”. In the context of negotiating the Registration and Shareholder Rights Agreement, the parties agreed that David Chung would remain on the board of directors of New SM. David Chung is the current chief executive officer and a director of Pathfinder. Mr. Chung is expected to receive compensation for his services on the board of directors of New SM that is typical and customary for an independent director and consistent with the compensation to other independent directors of New SM. The remainder of the Pathfinder Board and Pathfinder’s officers will no longer serve as directors or officers, and will not otherwise be employees of New SM, upon consummation of the Business Combination.

Additional Information

Pathfinder has filed a definitive proxy statement and a form of proxy card with the SEC in connection with the solicitation of proxies for the Extraordinary General Meeting of Pathfinder’s shareholders (the “Definitive Proxy Statement”). Investors and security holders may obtain a free copy of the Definitive Proxy Statement, any amendments or supplements to the Definitive Proxy Statement and other documents filed by Pathfinder with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Definitive Proxy Statement, any amendments or supplements to the Definitive Proxy Statement and other documents (when available) by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California.

Participants in the Solicitation

Pathfinder and ServiceMax and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Pathfinder’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Pathfinder’s and ServiceMax’s directors and officers in the Definitive Proxy Statement and Pathfinder’s other filings with the SEC made subsequent to the date of the Definitive Proxy Statement. To the extent holdings of Pathfinder’s securities by such directors or officers have changed since the amounts printed in the Definitive Proxy Statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Definitive Proxy Statement and other materials to be filed with the SEC in connection with the Extraordinary General Meeting of Pathfinder’s shareholders.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that are based on beliefs and assumptions and on information currently available to Pathfinder relating to the Extraordinary General Meeting, the Business Combination, the closing of the Business Combination and potential litigation relating to the Business Combination. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the Business Combination or the consummation of the Business Combination itself, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Pathfinder cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form S-4 filed by Pathfinder with the SEC and those included under the heading “Risk Factors” in the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Pathfinder, ServiceMax, their respective directors, officers or employees or any other person that Pathfinder will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Pathfinder as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Pathfinder may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Pathfinder as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Pathfinder or ServiceMax, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 30, 2021

PATHFINDER ACQUISITION CORPORATION

By:	/s/ David Chung
Name:	David Chung
Title:	Chief Executive Officer